
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2009

Joan Stafslien
CareFusion Corporation
3750 Torrey View Court
San Diego, CA 92130

      Re: **CareFusion Corporation**
               Registration Statement on Form S-1
               Filed July 23, 2009
               File No. 333-160766

Dear Ms. Stafslien:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note that at the time of your filing of this registration statement, your 2009 Long-Term Incentive Plan had not yet been finalized and filed as an exhibit to your registration statement. Prior to requesting acceleration of your registration statement, please ensure that the 2009 LTIP has been finalized and that the plan and any related plan documents that are required to be filed have been filed as exhibits to your registration statement.

2.   We also note that at the time of your filing, the options, restricted stock awards and restricted stock units have not yet been issued under the 2009 LTIP. Please advise as to when those awards will be issued and the date by which you desire your registration statement to be declared effective.

 3.   Please confirm to us that your pending registration statement complies in all material respects with each comment that we issued in connection with our review of your recently filed Form 10-12B that went effective on July 28, 2009 that would be applicable to your pending registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Rod Miller, Esq.
Erika Weinberg, Esq.
Weil, Gotshal & Manges LLP
(via facsimile)